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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                              DATED MARCH 3, 2003

                        Commission File Number 000-13727

                            PAN AMERICAN SILVER CORP.
                            -------------------------
                               (Registrant's name)


                           SUITE 1500, 625 HOWE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [ ]               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 3, 2003
         PAN AMERICAN SILVER CORP.



By:
/s/  Ross Beaty
----------------------------
Ross Beaty
Chairman and C.E.O.


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                                                                    PAN AMERICAN
                                                                    SILVER CORP.

[LOGO]


                             N E W S   R E L E A S E


March 3, 2003


PAN AMERICAN SILVER ANNOUNCES YEAR-END CONFERENCE CALL DETAILS

Vancouver, British Columbia...Pan American Silver (Nasdaq - PAAS; TSX - PAA) will announce year-end and fourth quarter 2002 results after market hours on Monday March 10th. Pan American will host a conference call on Tuesday March 11th at 9:00 a.m. Pacific time (12 p.m. Eastern time) to discuss financial and operational results, give project updates, and answer questions. To listen to the call live, dial 1-416-695-5806. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1379677. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at HTTP://WWW.Q1234.COM.



                                     - End -


Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations 604-684-1175


The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 40-F as amended. All amounts are expressed in U.S. dollars.